EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010

Net Interest Income	$460,111	$390,244	$381,750	$338,258	$281,627
Effect of Tax Benefit on Interest Income	8,609	9,452	9,659	8,178	7,778

Net Interest Income (TE) (1)	468,720	399,696	391,409	346,436	289,405

Non-interest Income	173,628	168,958	175,997	131,859	133,890
Effect of Tax Benefit on Noninterest Income	2,947	1,964	1,981	1,775	1,669

Non-interest Income (TE) (1)	176,575	170,922	177,978	133,634	135,559

Total Revenues (TE) (1)	$645,295	$570,618	$569,387	$480,070	$424,964

Total Non-interest Expense	$474,479	$473,085	$432,185	$373,731	$304,249
Less Intangible Amortization Expense	(5,807)	(4,720)	(5,150)	(5,121)	(4,935)

Tangible Operating Expense (2)	$468,672	$468,365	$427,035	$368,610	$299,314

Net income	$105,450	$65,103	$76,395	$53,538	$48,826
Effect of Intangible Amortization, net of tax	3,775	3,068	3,348	3,328	3,208

Cash earnings	$109,225	$68,171	$79,743	$56,866	$52,034

Net Income per Common Share- Diluted	$3.30	$2.20	$2.59	$1.87	$1.88
Effect of Intangible Amortizaton per diluted share, net of tax	0.12	0.10	0.11	0.11	0.13

Cash Earnings per Share- Diluted	$3.42	$2.30	$2.70	$1.98	$2.01

Return on Average Common Equity	6.17%	4.26%	5.05%	3.77%	3.91%
Effect of Intangibles (2)	2.88	1.94	2.16	1.53	1.36

Return on Average Tangible Common Equity (2)	9.05%	6.20%	7.21%	5.30%	5.27%

Efficiency Ratio	74.9%	84.6%	77.5%	79.5%	73.2%
Effect of Tax Benefit Related to Tax Exempt Income	(1.4)	(1.7)	(1.6)	(1.7)	(1.6)

Efficiency Ratio (TE) (1)	73.5%	82.9%	75.9	77.8%	71.6%
Effect of Amortization of Intangibles	(0.9)	(0.8)	(1.0)	(1.1)	(1.2)

Tangible Efficiency Ratio (TE) (1) (2)	72.6%	82.1%	74.9%	76.7%	70.4%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010

Net income	$105,450	$65,103	$76,395	$53,538	$48,826
Income tax expense	34,750	15,869	28,496	16,981	19,991

Income before income tax expense	$140,200	$80,972	$104,891	$70,519	$68,817

Fixed charges
Interest on short-term and other borrowings	$11,614	$11,107	$14,086	$11,515	$18,987

Fixed charges excluding interest on deposits	11,614	11,107	14,086	11,515	18,987
Interest on deposits	33,090	35,846	49,364	70,554	95,757

Fixed charges including interest on deposits	$44,704	$46,953	$63,450	$82,069	$114,744
Preferred stock dividends	—	—	—	—	—

Fixed charges including preferred stock dividends	$44,704	$46,953	$63,450	$82,069	$114,744

Earnings for ratio computations (1)
Excluding interest on deposits	$151,814	$92,079	$118,977	$82,034	$87,804
Including interest on deposits	$184,904	$127,925	$168,341	$152,588	$183,561

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	13.07	8.29	8.45	7.12	4.62
Including interest on deposits	4.14	2.72	2.65	1.86	1.60

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	13.07	8.29	8.45	7.12	4.62
Including interest on deposits	4.14	2.72	2.65	1.86	1.60

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.